
August 30, 2024

Riad Sherif
Chief Executive Officer
Oculis Holding AG
Bahnhofstrasse 7
CH-6300
Zug, Switzerland

      Re: Oculis Holding AG
           Registration Statement on Form F-3
           Filed August 27, 2024
           File No. 333-281798

Dear Riad Sherif:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Katie Kazem, Esq.